October 1, 2014

Mr. Dale Welcome

Accountant

United States

Securities and Exchange Commission

Washington, D.C. 20549

RE: The Radiant Creations Group, Inc.
Item 4.01 Form 8-K
Filed September 29, 2014
File No. 000-52668

Dear Mr. Welcome,

This correspondence is in response to your letter dated September 29, 2014 in reference to our filing of the Form 8-K filed September 29, 2014 on the behalf of The Radiant Creations Group, Inc., File No. 000-52668.

Please accept the following responses and note that Registrant filed amended Form 8-K on October 1, 2014.

Comment 1

Item 4.01 Change in Registrant’s Certifying Accountant

Please revise your filing to disclose if there were any disagreements during the two most recent years, and through the subsequent interim period preceding the dismissal of your former accountant, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Refer to Item 304(a)(1)(iv) of Regulation S-K.

Answer: The Registrant’s disclosure in third paragraph of Form 8-K/A filed October 1, 2014 has been updated to include the two most recent years ended February 28, 2014 and 2013, or through the subsequent interim period preceding their dismissal.

Comment 2

When you amend your filing, please also file an updated letter from your former accountants agreeing or disagreeing with the amended disclosures as required by Item 304(a)(3) of Regulation S-K.

Answer: An updated Exhibit 16.1 from the former accountants stating whether they agree with the statements made is attached to the Form 8-K/A filed on October 1, 2014.

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Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Sincerely,

/s/ Gary D. Alexander

Gary D. Alexander

Chief Financial Officer

The Radiant Creations Group, Inc.

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